UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2024

GLOBAL PARTNER ACQUISITION CORP II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39875	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, 32nd Floor
New York, NY 10166	10166
(Address of principal executive offices)	(Zip Code)

(646) 585 - 8975

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-sixth of one redeemable warrant	GPACU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	GPAC	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the units	GPACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

On April 24, 2024, Global Partner Acquisition Corp II, a Cayman Islands exempted company (“GPAC II”), Strike Merger Sub I, Inc., a Delaware corporation and direct wholly-owned subsidiary of GPAC II, Strike Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of GPAC II, and Stardust Power Inc., a Delaware corporation (“Stardust Power”), entered into Amendment No. 1 (the “Amendment”) to that certain Business Combination Agreement, dated November 21, 2023, (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), to, among other things, (i) amend the definition of “Equity Value” and (ii) amend the definition of “Alternative Financing.”

Other than the terms of the Amendment, all of the terms, covenants, agreements, and conditions of the Business Combination Agreement remain in full force and effect in accordance with its original terms.

A copy of the Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, GPAC II’s and Stardust Power’s ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust

Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and any other Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, STARDUST POWER AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated as of April 24, 2024, by and among Global Partner Acquisition Corp II, Strike Merger Sub I, Inc., Strike Merger Sub II, LLC, and Stardust Power Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL PARTNER ACQUISITION CORP II

Date: April 24, 2024	By:	/s/ Chandra R. Patel
Name: Chandra R. Patel
Title: Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 1 TO

BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 (this “Amendment”) to that certain Business Combination Agreement, dated as of November 21, 2023 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Global Partner Acquisition Corp. II, a Cayman Islands exempted company (the “Acquiror”), Strike Merger Sub I, Inc., a Delaware corporation and direct wholly-owned Subsidiary of Acquiror (“First Merger Sub”), Strike Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned Subsidiary of Acquiror (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), and Stardust Power Inc., a Delaware corporation (the “Company”), is made and entered into as of April 24, 2024, by and among Acquiror, the Merger Subs and the Company. Defined terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, the parties previously entered into that certain Business Combination Agreement; and

WHEREAS, the parties desire to amend the Business Combination Agreement, pursuant to Section 10.10 thereof, as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth in this Amendment and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and agreed, and intending to be legally bound hereby, each of the parties agree as follows:

AGREEMENT

Section 1.1. Amendment to Equity Value. Effective as of the date of this Amendment, the definition of “Equity Value” in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Equity Value” means Enterprise Value (a) plus Cash received by the Company pursuant to the Alternative Financing prior to the Measurement Time, (b) plus all other Cash unrelated to the Alternative Financing as of the Measurement Time, (c) minus Indebtedness of the Company as of the Measurement Time and (d) minus Company Transaction Expenses. For the avoidance of doubt, for the purpose of determining Equity Value there shall be no double counting in respect of (a) and (b).

Section 1.2. Introduction of Alternative Financing. Effective as of the date of this Amendment, the definition of “Alternative Financing” set forth below is hereby added to Section 1.01 of the Business Combination Agreement:

“Alternative Financing” means any capital contribution, debt financing, equity financing or any combination of the foregoing provided by a third party (including any current Company Stockholder) at least ten Business Days prior to the Closing on arms-length terms, in an aggregate amount not to exceed $5,000,000, on the terms agreed by the Company and the Acquiror; provided that any interest or instrument issued in connection with such capital contribution, debt financing or equity financing shall be included in the Company Fully-Diluted Stock and shall be converted into the right to receive the applicable Per Share Consideration at the First Effective Time, by virtue of the Merger and without any action on the part of any other Person.

Section 1.3. Effect of Amendment. Except as expressly provided herein, this Amendment shall not constitute an amendment, modification or waiver of any provision of the Business Combination Agreement or any right, obligation, remedy or power of any party under or in respect of the Business Combination Agreement. Except as modified by this Amendment, the Business Combination Agreement shall continue in full force and effect. Upon the execution of this Amendment by the parties, each reference in the Business Combination Agreement to “this Agreement” or the words “hereunder,” “hereof,” “herein” or words of similar effect referring to the Business Combination Agreement shall mean and be a reference to the Business Combination Agreement as amended by this Amendment, and a reference to the Business Combination Agreement in any other instrument or document shall be deemed a reference to the Business Combination Agreement as amended by this Amendment. This Amendment shall be subject to, shall form a part of, and shall be governed by, the terms and conditions set forth in the Business Combination Agreement, as amended by this Amendment.

Section 1.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, First Merger Sub, Second Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

ACQUIROR:
GLOBAL PARTNER ACQUISITION CORP. II

By:	/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Chief Executive Officer

FIRST MERGER SUB: STRIKE MERGER SUB I, INC.

By:	/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Chief Executive Officer

SECOND MERGER SUB:
STRIKE MERGER SUB II, LLC

By:	/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Chief Executive Officer

COMPANY:
STARDUST POWER INC.

By:	/s/ Roshan Pujari
Name:	Roshan Pujari
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to Business Combination Agreement]